CONSENT OF INDEPENDENT GEOLOGIST

I have issued a geology report on the Ritz and Ritz I-20 Claims for the Lillooet Lake Nickel Copper Massive Sulphide Project dated January 2003 and such report is referenced in Twin Ventures Ltd.'s SB-2 Registration Statement. I hereby consent to the use of my name as a consultant to the Company and to the summary of my aforementioned reports in this prospectus.


/s/ Laurence Stephenson
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Laurence Stephenson
February 3, 2003